Michael F. Meskill (512) 236-2253 (Direct Dial) (512) 391-2180 (Direct Fax) mmeskill@jw.com

September 11, 2006

VIA FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Facsimile No.: (202) 772-9218

Attn:	Mr. Jay Webb

Re:	HealthTronics, Inc.

Form 10-K for the year ended December 31, 2005

File No. 0-30406

Ladies and Gentlemen:

On behalf of HealthTronics, Inc. (“HealthTronics”), set forth below are the responses of HealthTronics to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated August 17, 2006.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of HealthTronics. Undefined capitalized terms are defined in the Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”).

Form 10-K for the year ended December 31, 2005

Financial Statements, page A-1

Note B – Summary of Significant Accounting Policies, page A-10

Revenue Recognition Policy, page A-11

1.	We note from your restatement disclosure on page A-17 that you previously accounted for certain trailer revenues under SOP 81-1 and recognized revenues when construction was substantially complete. We further note that you subsequently determined that revenues from these transactions should be recognized upon delivery to customers under SAB 104. Please address the following:

100 Congress Avenue, Suite 1100     •     Austin, Texas 78701     •     (512) 236-2000     •     fax (512) 236-2002

www.jw.com   •   Austin   •   Dallas  •   Fort Worth   •   Houston   •   San Angelo   •   San Antonio   •   Member of GLOBALAWSM

September 11, 2006

•	We see that you continue to follow SOP 81-1 for certain sales arrangements. Please tell us and revise future filings to describe the significant terms and conditions for sales arrangements subject to accounting under SOP 81-1.

•	Please describe to us the significant terms and conditions of those trailer sales that were erroneously accounted for under SOP 81-1. Please clearly explain how your revised accounting for these transactions complies with GAAP.

Response: HealthTronics has advised us that in its Specialty Vehicles division its sales arrangements can be categorized into two basic types: (1) sales arrangements where construction is based upon specific customer contracts and (2) sales arrangements where construction is based upon forecasted orders from an OEM (where the ultimate customer has not yet been determined at time of construction). For sale arrangements evidenced by specific customer contracts entered into prior to production of the related specialty vehicles, these contracts required and specified significant production, modification and/or customization during the construction process of the related specialty vehicle. HealthTronics believes these contracts meet the criteria set forth in paragraph 12 of SOP 81-1, and therefore continued to recognize revenue related to these sales arrangements under SOP 81-1. Please note that on July 31, 2006 HealthTronics completed the sale of its Specialty Vehicles division, which was disclosed in HealthTronics’ Current Report on Form 8-K filed with the Commission on August 4, 2006. Thus, following this sale, HealthTronics has no sales arrangements that are accounted for under SOP 81-1.

HealthTronics has advised us that, with respect to sales erroneously accounted for under SOP 81-1, its Specialty Vehicles division also manufactured certain specialty vehicles where the vehicle was constructed prior to entering into a sales contract with the ultimate customer. These vehicles were constructed based on the OEM’s basic specifications. HealthTronics concluded that these types of sales arrangements were excluded from SOP 81-1 by paragraph 14 thereof. According to HealthTronics, it therefore restated its financial statements to record these sales in the period the unit was delivered to the ultimate customer pursuant to SAB 104 rather than under the substantial completion criteria under SOP 81-1. As discussed above, because HealthTronics sold its Specialty Vehicles division in July 2006, it no longer produces or sells the type of vehicles that was the subject of the restatement.

2.	If any of your sales are accounted for on a multiple element basis, including for example, maintenance or installation services you provide for any of the products you sell, please tell us and update your future filings to describe how you considered EITF 00-21 when recognizing revenue.

Response: HealthTronics has advised us that, under EITF 00-21 “Revenue Arrangements with Multiple Deliverables”, the only multiple elements related to any of its sales arrangements is when maintenance services are bundled with certain medical devices at the time of sale. According to HealthTronics, under EITF 00-21, HealthTronics defers a

September 11, 2006

portion of the sales price related to the maintenance services and recognizes it ratably over the maintenance services contract period. Fair value of any undelivered elements (i.e., maintenance services) are determined based on the prices when the items are sold separately. HealthTronics has advised us that it will revise future filings to disclose that it recognizes revenue from such maintenance services under EITF 00-21.

Note C – Restatement of Financial Statements, page A-17

3.	Given the nature of the errors you discovered, please tell us why you do not believe you were required to restate your Form 10-K for the year ended December 31, 2004, and Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005. Also, tell us more about how each of the disclosed errors were discovered, why they were not previously detected and why you believe they are not reoccurring or will not reoccur. We may have further comments after reviewing your response.

Response: HealthTronics has advised us that it did not amend its Form 10-K for the year ended December 31, 2004 and Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 to restate its financial statements for the periods presented therein because it restated its financial statements for the years ended December 31, 2004 and 2003 in the 2005 Form 10-K, it disclosed restated financial information for the years ended December 31, 2002 and 2001 in the 2005 Form 10-K, and it disclosed restated financial information for the quarters ended March 31, 2005 and 2004, June 30, 2005 and 2004, September 30, 2005 and 2004, and December 31, 2004 in the 2005 Form 10-K . In addition, HealthTronics disclosed its restated financial statements for the quarters ended March 31, 2005 and June 30, 2005 in the Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006, respectively, and intends to disclose its restated financial statements for the quarter ended September 30, 2005 in the Form 10-Q for the quarter ended September 30, 2005. The errors were not discovered until early 2006 shortly before HealthTronics filed its 2005 Form 10-K. Therefore, HealthTronics determined that presenting restated financial statements in the 2005 Form 10-K was more timely and appropriate rather than restating its 2004 Form 10-K.

As discussed in the response to comment number one above, HealthTronics sold its Specialty Vehicles division in July 2006. Accordingly, HealthTronics has reflected the results of such division’s operations as discontinued operations in HealthTronics’ financial statements in its Form 10-Q for the quarter ended June 30, 2006 and will do so for the financial statements to be reported in its Form 10-Q for the quarter ending September 30, 2006 and its Form 10-K for the year ending December 31, 2006.

HealthTronics has also advised us that, in respect of the vehicles the accounting for which was the subject of the restatement of HealthTronics’ financial statements as discussed in Note C to HealthTronics’ financial statements in the 2005 Form 10-K, Prime Medical Services, Inc. (“Prime”), which was merged into HealthTronics in November 2004 (the “Merger”), began manufacturing such vehicles in 2001. Also in 2001, Prime began

September 11, 2006

accounting for sales of these vehicles in accordance with SOP 81-1 using the completed contract method. This accounting treatment was reviewed and considered by Prime and Prime’s independent accounting firm and, after the Merger, HealthTronics and HealthTronics’ independent accounting firm. In early 2006, HealthTronics and its independent accounting firm readdressed the accounting treatment of these sales arrangements in light of HealthTronics distinguishing its specialty vehicles sales into the two categories described in the response to comment number one above. At that time and in light of such distinction, HealthTronics determined that it should account for the subject sales arrangements under SAB 104.

HealthTronics has advised us that it believes the accounting errors are not reoccurring and will not reoccur because it has sold its Specialty Vehicles division.

Note I – Cost of Services and General and Administrative Expenses, page A-26

4.	We note you disclose the components of costs of services and general and administrative expenses herein. Please tell us why you do not believe Rule 5-03(b) of Regulation S-X requires you to present these items on the face of your income statements. Revise your future filings as necessary based on our concern.

Response: HealthTronics has advised us that it will revise future filings to disclose the components of costs of services and general and administrative expenses on the face of its income statements in accordance with Rule 5-03(b) of Regulation S-X.

Note J – Commitments and Contingencies, page A-26

5.	We see that you fully settled a shareholder class action lawsuit on December 1, 2005. Please tell us the amount and timing of any charges recorded in the reported periods related to these lawsuits. Additionally please tell us how you recorded the $2.825 million insurance settlement in your financial statements.

Response: HealthTronics has advised us that, prior to the Merger, HealthTronics, which was deemed to be the acquired company in the reverse acquisition accounting treatment of the Merger, expensed legal expenses related to this lawsuit as incurred up to the full amount of the deductible under HealthTronics’ insurance policy covering this lawsuit. With the exception of certain legal fees and expenses totaling less than $35,000, which were paid directly by HealthTronics and reimbursed by the insurance company, all remaining amounts incurred in respect of the defense of HealthTronics against this litigation were paid directly by the insurance company. The $2.825 million insurance settlement was settled and promptly paid directly by the insurance company. Thus, the settlement amount was not recorded in HealthTronics’ financial statements.

Included herewith is a statement from HealthTronics acknowledging certain matters as requested by the Staff in the letter dated August 17, 2006.

September 11, 2006

If you have any questions with respect to the foregoing, please call the undersigned at (512) 236-2253.

Sincerely,

/s/ Michael F. Meskill
Michael F. Meskill

cc:	Angela Crane, Branch Chief
Eric Atallah
HealthTronics, Inc.

HEALTHTRONICS, INC.

ACKNOWLEDGEMENT

The undersigned, on behalf of HealthTronics, Inc., a Georgia corporation (the “Company”), hereby acknowledges:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K for the year ended December 31, 2005 (the “Form 10-K”);

2. Comments by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: September 11, 2006

HealthTronics, Inc.

By:	/s/ Sam B. Humphries
Name:	Sam B. Humphries
Title:	President and Chief Executive Officer